

March 15, 2013

<u>Via Email</u>
Mr. Joe Kaeser
Chief Financial Officer
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
80333 Munich
Federal Republic of Germany

> **Re:** **Siemens Aktiengesellschaft**
> **Form 20-F for the Fiscal Year Ended September 30, 2012**
> **Filed November 28, 2012**
> **File No. 001-15174**

Dear Mr. Kaeser:

We have reviewed your response letter dated March 1, 2013 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended September 30, 2012</u>

<u>Item 5: Operating and Financial Review and Prospects</u>

<u>Fiscal 2012 – Financial Summary, page 57</u>

1. We note from your response to prior comments 1 and 2 that the applicable contracts were accounted for under IAS 11. Please respond to the following:

    - You note that you began using the cash basis of accounting for these contracts in the quarter ended September 30, 2012. Please separately explain how you accounted for this change and quantify its effect. Include a discussion of how you reflected the changes in your financial statements. Discuss your assessment of currently outstanding receivables and how you treated those amounts and why.

- You note that as a result of termination clauses for payment defaults and for force majeure after the contractually agreed grace period, in most cases, you assessed terminations for payment defaults as the most likely scenario. Please tell us why and explain how these different scenarios impacted your estimates.

- You note that during the fourth quarter of fiscal 2012, you observed a material devaluation of the Iranian Rial and a substantial increase in inflation. Please explain how these factors impacted your accounting and explain when they were reflected in your financial statements.

- Further, please quantify the separate impact of these assumptions on your accounting. Given that you determined that you cannot reliably estimate the outcome of the contract, please explain why these changes resulted in a reduction to previously recognized revenues rather than as an expense. Refer to IAS 11.28, 32 and 36.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant